Exhibit 2

ASSET PURCHASE AGREEMENT

by and among

DIVERSIFIED ENERGY COMPANY d/b/a HIGHLAND PROPANE COMPANY

(as “Seller”)

RGC RESOURCES, INC.

(as “Shareholder” of Seller)

and

INERGY PROPANE, LLC

(as “Buyer”)

(July 12, 2004)

i

ARTICLE 7. REPRESENTATIONS AND WARRANTIES OF BUYER		15
7.1	Organization; Documentation	15
7.2	Authority; Binding Effect	15
7.3	No Creation of Violation, Default, Breach or Encumbrance	16
7.4	Brokers and Finders	16
7.5	No Adverse Action	16
7.6	Approvals, Licenses and Authorizations	16

ARTICLE 8. COVENANTS OF THE PARTIES		16
8.1	Further Assurances	16
8.2	Compliance	16
8.3	Delivery of Corporate Documents	17
8.4	Bulk Transfer Law	17
8.5	Employee Matters.	17

ARTICLE 9. CONDITIONS TO BUYER’S OBLIGATION TO CONSUMMATE THE TRANSACTION		18
9.1	Compliance with Agreement	18
9.2	Corporate Authorization	18
9.3	Opinion of Counsel	18
9.4	Good Standing	18
9.5	Noncompetition, Services and Temporary License and Lease Agreements.	18
9.6	Receipt	18
9.7	Instruments of Transfer	19
9.8	Use of Names	19
9.9	U.C.C. Search	19

ARTICLE 10. CONDITIONS TO OBLIGATIONS OF SELLER AND SHAREHOLDER TO CONSUMMATE THE TRANSACTION		19
10.1	Compliance With Agreement	19
10.2	Opinion of Counsel	19
10.3	Noncompetition, Services and Temporary License and Lease Agreements.	19

ARTICLE 11. INDEMNIFICATION		19
11.1	Seller’s and Shareholder’s Indemnity.	20
11.2	Buyer’s Indemnity.	20
11.3	Special Hazardous Substances Indemnity	21
11.4	Procedure	22
11.5	Costs	23

ARTICLE 12. SURVIVAL OF COVENANTS, AGREEMENTS, REPRESENTATIONS AND WARRANTIES; AND LIMITATIONS AND MISCELLANEOUS PROVISIONS REGARDING INDEMNIFICATION		23
12.1	Survival of Representations and Warranties	23
12.2	Limitations on Indemnification.	23
12.3	Treatment of Indemnity Payments	24
12.4	Taxes and Insurance	24

ARTICLE 13. EXPENSES		24

ARTICLE 14. MISCELLANEOUS		25
14.1	Notices	25
14.2	Parties in Interest and Assignment.	25
14.3	Modification	25
14.4	Waiver	25
14.5	Entire Agreement	26
14.6	Execution in Multiple Originals	26
14.7	Headings	26
14.8	Invalid Provisions	26
14.9	Governing Law	26
14.10	Gender	26
14.11	Exhibits and Schedules	26

ARTICLE 15. PURCHASE AND SALE OF REAL PROPERTY		26
15.1	Real Property	26
15.2	Purchase Price for Real Property	27
15.3	Payment for Real Property; Taxes and Recording Fees.	27
15.4	Title Insurance	27
15.5	Inspections of Real Property; Real Property Price Adjustment	29
15.6	Deed	29
15.7	Termination of Leases	29

Schedules:
Schedule 1	“Knowledge”
Schedule 2.1	Assets
Schedule 2.1A	Real Property
Schedule 2.1B	Leases of Real Property
Schedule 2.1C	Propane Tanks and Other Personal Property
Schedule 2.1D	Leases of Propane Tanks and Other Personal Property
Schedule 2.1E	Contracts and Other Agreements
Schedule 2.1F	Intangible Property
Schedule 2.1G	Memberships and Permits
Schedule 2.1H	Patents and Trademarks
Schedule 2.2	Excluded Assets
Schedule 3.1	Accounts Receivable Discount Formula
Schedule 3.2	Allocation of Purchase Price
Schedule 6.4	Seller’s Required Consents
Schedule 6.6	Approvals, Licenses and Authorizations
Schedule 6.13	Insurance Policies
Schedule 6.16	Substantial Customers and Suppliers
Schedule 6.17	Litigation, Adverse Events and Violations

Schedule 6.18	Employee Benefit Plans
Schedule 6.19	Business Names
Schedule 6.21	Environmental Conditions
Schedule 8.5	List of Employees

Exhibits:
Exhibit A	Form of Noncompetition Agreement
Exhibit B	Form of Services and Temporary License Agreement
Exhibit C	Opinion of Seller’s Counsel
Exhibit D	Opinion of Buyer’s Counsel
Exhibit E	Form of Lease Agreement
Exhibit F	Form of Assignment and Assumption Instrument

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made and entered into this 12th day of July, 2004, by and among DIVERSIFIED ENERGY COMPANY d/b/a HIGHLAND PROPANE COMPANY, a Virginia corporation (“Seller”), RGC RESOURCES, INC., a Virginia corporation, shareholder of Seller (the “Shareholder”), and INERGY PROPANE, LLC, a Delaware limited liability company (“Buyer”).

RECITALS

A. Seller desires to sell to Buyer, and Buyer desires to acquire from Seller, substantially all of the assets of Seller upon the terms and conditions hereinafter set forth.

B. Shareholder, being the holder of all of the issued and outstanding capital stock of Seller, desires that Seller sell to Buyer substantially all of the propane distribution and wholesale assets of Seller upon the terms and conditions hereinafter set forth.

AGREEMENT

In consideration of the above premises, the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1. DEFINITIONS

In addition to terms defined elsewhere in this Agreement, the following terms shall have the meanings assigned to them herein, unless the context otherwise dictates, both for purposes of this Agreement and all Schedules and Exhibits hereto:

“Accounts Receivable” shall have the meaning set forth in Section 3.1(c).

“Agreement” or “this Agreement” shall mean this Asset Purchase Agreement, as amended from time to time by the parties hereto, together with all Schedules and Exhibits hereto.

“Assets” shall mean Seller’s right, title and interest in and to all of the assets and properties owned and used by Seller in connection with the Business, tangible and intangible, including, without limitation, the assets and properties described on Schedule 2.1 hereto, but in no event shall “Assets” include the Real Property and the other Excluded Assets.

“Assumed Contracts” shall mean the Contracts and Other Agreements set forth on Schedule 2.1B, Schedule 2.1D and Schedule 2.1E hereto.

“Assumed Liabilities” shall have the meaning set forth in Section 4.2(b) hereof.

“Benefit Plans” shall mean any and all pension, retirement, savings, disability, medical, dental, health, life (including any individual life insurance policy as to which Seller is the owner, beneficiary or both), death benefit, group insurance, profit sharing, deferred compensation, stock options or other stock incentive, bonus incentive, vacation pay, sick pay, severance or termination pay, employment agreement, “cafeteria” or “flexible benefit” plan under Section 125 of the Code, or other employee or director benefit plan, trust, arrangement, contract, agreement, policy or commitment, whether formal or informal, written or oral, under which employees or former employees of Seller are entitled to participate by reason of their current or prior employment, or current or former directorship, with Seller, including, without limitation, any “employee benefit plan” as defined in Section 3(3) of ERISA, (i) to which Seller is a party or a sponsor or a fiduciary thereof or (ii) with respect to which Seller has made payments, contributions or commitments, or may otherwise have any liability.

“Business” shall mean the business of Seller with respect to the following: (i) purchasing, trading, marketing, distributing and selling propane gas on a retail or wholesale basis; and (ii) selling, servicing and installing parts, appliances and supplies related exclusively to the propane gas business on a retail or wholesale basis, and which is currently part of the business being acquired by Buyer pursuant to this Agreement at the Closing.

“Closing” shall mean the transfer by Seller to Buyer of the Assets and by Buyer to Seller of the consideration set forth herein and the consummation of the transactions contemplated by this Agreement, except as relating to the transfer of the Real Property as contemplated in Article 15 of this Agreement.

“Closing Date” shall be the time of the Closing established pursuant to Section 4.1 hereof.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Contracts and Other Agreements” shall mean all of Seller’s contracts, agreements, leases, subleases, mortgages and licenses, to the extent related to the Business.

“Customer Deposits” shall have the meaning specified in Section 3.1(x) hereof.

“Damages” shall have the meaning set forth in Section 11.1 hereof.

“Documents and Other Papers” shall mean and include, to the extent owned by Seller and related to the Business, any document, agreement, instrument, certificate, notice, consent, affidavit, letter, telegram, telex, statement, file, computer disk, microfiche or other document in electronic format, schedule, exhibit or any other paper whatsoever.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Assets” shall mean the Real Property described on Schedule 2.1A hereof and the assets and properties described on Schedule 2.2 hereof.

“GAAP” shall mean generally accepted accounting principles consistently applied.

“Hazardous Substances” shall have the meaning ascribed to that term in 42 U.S.C. §9601(14).

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” with respect to Seller means the actual knowledge, without further investigation, of any of those individuals listed on Schedule 1 hereto, and with respect to Buyer means the actual knowledge, without further investigation, of any of the officers of Buyer.

“Lien” shall mean any lien, pledge, claim, charge, security interest or encumbrance of any nature whatsoever.

“Material Contract” shall mean and involve any Contracts and Other Agreements, if it involves, relates to or affects the Business or the Assets or both and if any one or more of the following applies: (i) it involves, or may reasonably be expected to involve, the payment or receipt of Twenty-Five Thousand Dollars ($25,000) or more in the aggregate (whether in cash or in goods or services of an equivalent value) over its term, including renewal options, or during any one year, or (ii) it is a noncompete or similar agreement imposing restrictions on the conduct of the Business, or (iii) it burdens, benefits, or imposes liabilities upon, or with respect to, any of the Real Property.

“Noncompetition Agreement” shall have the meaning set forth in Section 3.3 hereof.

“Organizational Documents” of an entity shall mean, if a corporation, its articles of incorporation or certificate of incorporation, as the case may be, and Bylaws, and if a limited liability company, its certificate of formation and limited liability company agreement, and any other documents, agreements or instruments relating to the creation, formation, organization, governance or ownership of such entity.

“Permitted Encumbrances” shall have the meaning set forth in Section 6.10(a) hereof.

“Person” means a natural person, partnership, limited partnership, corporation, limited liability company, trust, government, government agency and any other legal entity.

“Purchase Price” shall have the meaning set forth in Section 3.1 hereof.

“Real Property” shall have the meaning set forth in Section 6.10(a) hereof.

“Release” shall have the meaning ascribed to that term in 42 U.S.C. §9601(22).

“Retained Liabilities” shall have the meaning set forth in Article 5 hereof.

“Title Commitment” shall have the meaning set forth in Section 15.4 hereof.

“Title Company” shall mean Lawyers Title Insurance Corporation.

“Title Policy” shall have the meaning set forth in Section 15.4 hereof.

ARTICLE 2. PURCHASE AND SALE OF ASSETS

2.1 Assets. Subject to the terms and conditions hereof and subject to the representations and warranties made herein, at the Closing Seller shall validly sell, assign, transfer, grant, bargain, deliver and convey the Assets, including, without limitation, the assets and properties described on Schedule 2.1 hereto, to Buyer.

2.2 Excluded Assets. Described on Schedule 2.2 hereto are those assets and properties owned or used by Seller that are specifically not being purchased by or transferred to Buyer and are excluded from the Assets.

ARTICLE 3. PURCHASE PRICE; NONCOMPETITION AGREEMENT

3.1 Aggregate Purchase Price. The aggregate purchase price (the “Purchase Price”) for the Assets is Twenty-Seven Million Four Hundred Thousand Dollars ($27,400,000), plus an amount equal to the sum of the following:

(a) The value of the propane gas inventories of the Business located in Seller’s bulk storage tanks and trucks on the Closing Date, with the amount of such inventory to be based upon a reading from the sight gauge located on such bulk storage tanks and trucks taken jointly by a representative of Buyer and a representative of Seller on the Closing Date, and the value of such inventory to be based upon the lesser of (i) the historical cost of such inventory computed on the same basis as reflected on Seller’s books and records, and (ii) Exxon’s posted price at Apex plus eight cents ($0.08) on the Closing Date;

(b) The value of the parts, supplies and appliances inventories of the Business on the Closing Date that are usable and saleable in the ordinary course of the Business of Seller, with the amount of such inventory to be based upon a physical inventory taken jointly by a representative of Buyer and a representative of Seller on or as soon after the Closing Date as practicable, but in any event within fifteen (15) days after the Closing Date, and the value of such inventory to be based upon the actual cost as reflected on Seller’s books and records; and

(c) The amount of the billed and billable accounts receivable arising from the Business of Seller and owned by Seller as of the Closing Date, reduced according to the discount formula set forth on Schedule 3.1 hereto (the “Accounts Receivable”);

minus an amount equal to the sum of the following:

(x) An amount equal to the sum of the customer deposits given to Seller and net customer budget payment account credits (after taking into account customer budget payment account debits) of the Business held by Seller on the Closing Date (the “Customer Deposits”) as determined by Buyer and Seller from the books and records of Seller on or as soon after the Closing Date as practicable, but in any event within thirty-five (35) days after the Closing Date; and

(y) An amount equal to the property and ad valorem taxes (including personal property and inventory) with respect to the Assets that are required to be paid by Buyer subsequent to the Closing Date, which taxes relate, in whole or in part, to periods prior to the Closing Date. In the event the amount of any property or ad valorem tax cannot be ascertained as of thirty-five (35) days after the Closing Date, proration shall be made on the basis of the preceding year and to the extent that such proration may be inaccurate Seller and Buyer agree to make such payment to the other after the tax statements have been received which are necessary to allocate such taxes properly between Seller and Buyer on a pro rata basis as of the Closing Date.

3.2 Allocation of Purchase Price. Buyer and Seller agree to allocate the Purchase Price to the Assets in the manner provided on Schedule 3.2 hereto.

3.3 Noncompete Agreement. At the Closing on the Closing Date, Seller and Shareholder each will enter into a noncompetition agreement with Buyer in the form of Exhibit A attached hereto (the “Noncompetition Agreement”).

ARTICLE 4. CLOSING

4.1 Closing Date. The Closing shall take place concurrently with the execution and delivery by Buyer, Seller and Shareholder of this Agreement (such time of Closing is herein called the “Closing Date”), and the Closing shall take place at the offices of Seller’s legal counsel in Roanoke, Virginia. Subject to the satisfaction of the conditions set forth in Article 15 hereof, the closing of the purchase of the Real Estate shall take place as provided in Article 15.

4.2 Transfer of Assets. At the Closing:

(a) Seller shall sell, transfer, assign, grant, bargain, deliver and convey to Buyer (or one or more of its designees) all of Seller’s right, title and interest in and to the Assets (other than governmental licenses, permits and approvals to the extent not assignable to Buyer), free and clear of any and all Liens. The transactions contemplated by this Section 4.2(a) shall be effected or evidenced by delivery by Seller to Buyer of bills of sale, assignments, warranty deeds and other documents of transfer acceptable in form and substance to Buyer.

(b) Buyer shall assume the liabilities of Seller accruing after the Closing (and not attributable to any violation, breach or failure to perform occurring prior to the Closing) under the Assumed Contracts to which Seller is a party and with respect to Customer Deposits (collectively, the “Assumed Liabilities”). Such assumption of the Assumed Liabilities shall be effected or evidenced by delivery by Buyer to Seller of an appropriate written instrument or instruments of assumption acceptable in form and substance to Seller.

4.3 Payments by Buyer. Subject to the terms and conditions of this Agreement, Buyer shall make payments to Seller, as follows:

(a) At the Closing, Buyer shall deliver to Seller cash in the aggregate amount of Twenty-Seven Million Four Hundred Thousand Dollars ($27,400,000).

(b) At the Closing, assuming the Assumed Liabilities and only the Assumed Liabilities;

(c) Fifteen (15) days after the Closing, delivering to Seller, cash or immediately payable funds in an amount equal to the sum of (i) the value of the propane gas inventory of Seller as calculated under Section 3.1(a) above, and (ii) the value of the parts and appliances inventory of Seller as calculated under Section 3.1(b) above; and

(d) Forty (40) days after the Closing, delivering to Seller, cash or immediately payable funds in an amount equal to the sum of the Accounts Receivable of Seller, which sum shall be reduced by (i) the amount of the Customer Deposits as calculated under Section 3.1(x) above, and (ii) the amount calculated under Section 3.1(y) above.

4.4 Taxes.

(a) Seller shall be responsible for and agrees to pay all sales, use and transfer taxes arising out of the conveyance of the Assets (other than the Real Property and except as set forth in Section 4.4(b)).

(b) Buyer shall be responsible for and agrees to pay the motor vehicle transfer of title fees and sales taxes from the transfer by Seller to Buyer of the motor vehicles included as part of the Assets.

4.5 Payments by Seller. Subject to the terms and conditions of this Agreement, at the Closing Seller shall pay to each employee of the Business that is hired by Buyer, an amount, subject to applicable withholding, equal to such employee’s accrued but unused vacation time plus an amount equal to any performance bonus earned by such employee for periods up to the Closing Date.

ARTICLE 5. LIABILITIES NOT ASSUMED BY BUYER

Seller shall be responsible for all of its liabilities and obligations not hereby expressly assumed by Buyer (the “Retained Liabilities”), and Buyer shall not assume, or in any way be liable or responsible for, any liabilities or obligations of Seller, except the Assumed Liabilities. Without limiting the generality of the foregoing, Buyer shall not assume, or in any way be liable or responsible for, the following Retained Liabilities:

(a) Any liability or obligation of Seller with respect to employment or consulting agreements, pension, profit sharing, welfare and other Benefit Plans, or amounts owing for commissions or compensation, termination, severance or other payments to present or former employees, officers, directors or shareholders of Seller;

(b) Any liability or obligation of Seller, or any consolidated group of which Seller is a member, for any foreign, federal, state, county or local taxes of any kind or nature, or any interest or penalties thereon; or

(c) Any liability or obligation under the Consolidated Omnibus Budget Reconciliation Act, as amended, and the Tax Reform Act of 1986, with respect to employees of Seller (whether salary, hourly or otherwise) who are not employed by Buyer.

ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF SELLER AND SHAREHOLDER

Seller’s and Shareholder’s representations and warranties set forth in this Article 6 are qualified in their entirety by (i) Seller’s Knowledge (other than the representations and warranties set forth in Sections 6.1, 6.2, 6.3, 6.7, 6.10(a), 6.10(b), 6.14(a), 6.18(b), 6.21 and the first sentence of Section 6.12(a), as to which there is no such qualification), (ii) Section 14.11 of this Agreement, and (iii) the information included in the various schedules and exhibits referenced in, and attached to, this Agreement. Subject to the foregoing, Seller and Shareholder, jointly and severally, represent and warrant that, as of the Closing Date (other than the representations and warranties set forth in Section 6.21 which are made only as of the date of any sale of a parcel of Real Property from Seller to Buyer):

6.1 Corporate Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, and has all requisite corporate power and authority to own, operate and lease its Assets and to conduct the Business as and where such Business is now conducted. Shareholder is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. Seller has no subsidiary that is involved in the Business and does not hold any equity or other ownership interest in any other entity that is involved in the Business.

6.2 Due Qualification. Seller is duly qualified to do business and is in good standing under the laws of each jurisdiction in which the nature of its Business or of the properties owned or leased by it makes such qualification necessary.

6.3 Authority; Binding Effect. Seller and Shareholder have the right, power, authority, and capacity to execute and deliver this Agreement and all other agreements contemplated hereby to be entered into by it, to perform the obligations hereunder and thereunder on its part to be performed and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller and Shareholder of this Agreement and all other agreements and documents contemplated hereby to be entered into by it and the performance by Seller and Shareholder of their respective obligations to be performed hereunder and thereunder and have been duly approved by all necessary corporate action, and no further approvals are required by the officers, directors or shareholders of Seller in connection therewith. This Agreement constitutes, and when duly executed and delivered, all other agreements contemplated hereby to be entered into by it will constitute, the legal, valid, and binding obligations of Seller and Shareholder, enforceable against such parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting creditors’ rights generally and to general equity principles (whether such enforceability is considered in a proceeding at law or in equity).

6.4 No Creation of Violation, Default, Breach or Encumbrance. The execution, delivery and performance of this Agreement by Seller and Shareholder does not (i) violate (A) any statute, rule or regulation to which such Person is subject or (B) any order, writ, injunction, decree, judgment or ruling of any court, administrative agency or governmental body to which such Person is subject, (ii) conflict with or violate any provision of the Organizational Documents of Seller, or (iii) except for the consents set forth in Schedule 6.4 hereto, require the consent of any Person or result in the breach of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, violate, conflict with, breach or give rise to any right of termination, cancellation or acceleration of, or to a loss of benefit to which Seller is entitled, under (A) any mortgage, indenture, note or other instrument or obligation for the payment of money or any contract, agreement, lease, sublease or license, in each case, to which Seller is a party, or (B) any governmental licenses, authorizations, permits, consents or approvals required for Seller to own, license or lease and operate its properties or to conduct its Business as presently conducted by it.

6.5 No Present Default. Except as set forth on Schedule 2.1E, all of the Assumed Contracts are valid and in full force and effect and constitute legal, valid and binding obligations of Seller. Seller is not in default under or in breach of any mortgage, indenture, note or other instrument or obligation for the payment of money or any contract, agreement, lease or license, no other parties to any such mortgage, indenture, note, instrument, obligation, contract, agreement, lease or license is in default thereunder or in breach thereof; no event has occurred which, with the passage of time or the giving of notice, would constitute such a breach or default by Seller or by any such other party; no claim of default thereunder has been asserted or threatened; and neither Seller nor any other party thereto, is seeking the renegotiation thereof.

6.6 Approvals, Licenses and Authorizations.

(a) No (i) order, license, consent, waiver, authorization or approval of, or (ii) giving of notice to, or (iii) registration with or the taking of any other action in respect of, any Person not a party to this Agreement, and no filing, recording, publication or registration in any public office or any other place, in each case is, necessary on behalf of Seller (y) to authorize Seller’s execution, delivery and performance of this Agreement or any other agreement, document or instrument contemplated hereby to be executed and delivered by Seller, or (z) for the legality, validity, binding effect or enforceability with respect to Seller of any of the foregoing.

(b) All licenses, permits, concessions, warrants, franchises and other governmental authorizations and approvals of all federal, state, local or foreign governmental or regulatory bodies required or necessary for Seller to carry on its Business as and where presently conducted by it have been duly obtained and are in full force and effect and are set forth truly, correctly and completely on Schedule 6.6 hereto. There are no proceedings pending or threatened which are likely to result in the revocation, cancellation or suspension or any material modification of any thereof.

6.7 Compliance With Law. Seller is not in violation of any statute, law, rule or regulation, or any order, writ, injunction or decree of any court, administrative agency, governmental body or arbitration tribunal, to which it or any of the Assets is subject in connection with the operation of the Business.

6.8 Financial Statements.

(a) Seller has delivered to Buyer the balance sheets of Seller as of September 30, 2001, 2002 and 2003 and the related statements of income, shareholder’s equity and cash flows for each of the fiscal years then ended, and the notes thereto, and the balance sheet of Seller as of May 31, 2003 and 2004 and the related statements of income, shareholder’s equity and cash flows for the eight-month period ended on each such date.

(b) The financial statements referred to in Section 6.8(a) above fairly present the financial position, results of operation and cash flows of Seller as and at the relevant dates thereof and for the periods covered thereby in accordance with GAAP.

(c) Except as set forth in the September 30, 2003 balance sheet of Seller or in the Schedules hereto, Seller has no (i) liabilities or obligations, direct or contingent, accrued or otherwise, of a nature customarily reflected in financial statements in accordance with GAAP, except those incurred after September 30, 2003 in the ordinary course of business consistent with past practice and except lease and other contract obligations and other obligations or liabilities which are disclosed in this Agreement or the Schedules hereto, and (ii) liabilities or obligations under any Benefit Plans except those incurred after September 30, 2003 in the ordinary course of business consistent with past practice and pursuant to the terms of the Benefit Plans.

6.9 Absence of Certain Events. Except as set forth on Schedule 6.9 hereto, since March 31, 2004, the Business of Seller has been operated only in the ordinary and normal course of Business and in particular:

(a) There has not been any adverse change in the Assets or in the financial condition, results of operations or condition, financial or otherwise, of Seller with respect to the Business, taken as a whole;

(b) There has not been any damage, destruction or loss adversely affecting the Assets or the Business, which would result in a adverse change in the Assets or the Business, taken as a whole;

(c) Except in the ordinary course of business, there has not been any increase or decrease in the compensation payable to or to become payable by Seller to any of the officers, key employees or agents of the Business, or change in any insurance, pension or other beneficial plan, payment or arrangement made to, for or with any of such officers, key employees or agents or any commission or bonus paid to any of such officers, key employees or agents;

(d) Seller has not (i) incurred any obligation or liability or assumed, guaranteed, endorsed or otherwise become responsible for the liabilities or obligations of any other person (whether absolute, accrued, contingent or otherwise), except normal trade or business obligations incurred in the ordinary course of business; (ii) mortgaged, pledged, created or subjected to a Lien any of the Assets; (iii) sold, assigned, transferred, leased or otherwise disposed of any of the Assets, except in the ordinary course of business, or acquired any Assets or any interest therein except in the ordinary course of business; (iv) amended, terminated, waived or released any rights or canceled any debt owing to or claim by Seller; (v) transferred or granted any rights under any Contracts and Other Agreements; (vi) modified or changed any Material Contracts, or (vii) entered into any transaction, contract or commitment which by reason of its size or otherwise was material to the Business or financial condition of Seller or which was not in the ordinary course of the Business as now conducted; and

(e) Seller has not terminated, discontinued, closed or disposed of any plant, facility or business operation related to the Business.

6.10 Title to and Condition of Properties.

(a) Schedule 2.1A hereto contains a true, correct and complete list of all real property related to the operation of the Business which is owned by Seller, including an accurate and legally sufficient description of each property and the interests therein (the “Real Property”). Schedule 2.1B hereto contains a true, correct and complete list of all leases and subleases of real and mixed property related to the operation of the Business under which Seller is a lessor or lessee (true, accurate and complete copies of which have previously been delivered to Buyer). Seller has good, marketable and indefeasible fee simple title to all of the real properties described on Schedule 2.1A hereto, and good, marketable and indefeasible title to all the leasehold estates created by the leases and subleases described on Schedule 2.1B hereto. The Real Property described on Schedule 2.1A is owned by Seller free and clear of Liens, easements, restrictions and reservations except only for those matters which are included in the Title Commitment (collectively, such matters hereinafter referred to as “Permitted Encumbrances”). As to leasehold estates under the leases and subleases identified on Schedule 2.1B, Seller has quiet and peaceable possession of each of the leased properties. All leases and subleases in which Seller is a lessor or sublessor, or lessee or sublessee, are in full force and effect, there is no default or event of default thereunder and the rent thereunder has not been prepaid for more than a one-month period.

(b) A true, correct and complete list of all propane tanks which are owned or serviced by Seller and all other personal property included in the Assets having a fair market or book value per unit in excess of Two Hundred Fifty Dollars ($250) is included on Schedule 2.1C and a true, correct and complete list of all leases of personal property included in the Assets under which Seller is a lessee or lessor involving any propane tank or any vehicle or other personal property having a fair market or book value per unit in excess of Two Hundred Fifty Dollars ($250) is included on Schedule 2.1D (true, accurate and complete copies of which have previously been delivered to Buyer). All propane tanks used in the Business which have a capacity of at least one hundred twenty (120) gallons are under contract to customers or are physically located on Seller’s tank storage locations. Seller has good and marketable title to (i) all of the personal property set forth on Schedule 2.1C and indicated as being owned by it, (ii) all of the Assets reflected in the September 30, 2003 balance sheet of Seller, and (iii) all Assets purported to have been acquired by Seller after September 30, 2003, free and clear of all Liens, except Permitted Encumbrances and except for such Assets disposed of in the usual and ordinary course of business consistent with past practices. All of the Assets are in Seller’s possession and control.

(c) The conduct of the Business by Seller in the ordinary course is not dependent upon the right to use the property of others, except as identified on Schedule 2.1D hereto. The Assets include all utility connections, and the right to use the same, necessary for the conduct of the Business in the ordinary course and said utilities are available under public rights of way or easements benefiting the Real Property. All of the Real Property has both physical and legal access to an open and publicly-dedicated road.

(d) The tangible personal property Assets being transferred by Seller are, taken as a whole, in good operating condition and repair (ordinary wear and tear excepted).

(e) All inventories of the Business are of a quality and quantity usable and salable in the ordinary course of the Business as historically conducted.

(f) The accounts receivable of the Business as shown on Seller’s books and records have arisen in the ordinary course of business, represent valid and enforceable obligations owed to Seller and are recorded as accounts receivable on the books of Seller in accordance with GAAP.

6.11 Intellectual Property. Schedule 2.1H hereto contains a list of all patents and applications therefor, trademarks, trademark registrations and applications therefor, trade names, service marks, copyrights, copyright registrations and applications therefor, and trade secrets, both foreign and domestic, owned, possessed, which are being sold by Seller and which are related to the operation of the Business and Seller owns the entire right, title and interest in and to the same, together with the goodwill associated therewith.

6.12 Contracts and Commitments.

(a) To the extent not listed on Schedule 2.1B or Schedule 2.1D, Schedule 2.1E hereto lists all Material Contracts related to the operation of the Business to which Seller is a party or by which it or any of its assets or properties are bound (true and correct copies of each of which have been previously delivered to Buyer). Each Material Contract (whether disclosed on Schedule 2.1B, Schedule 2.1D, Schedule 2.1E or otherwise) is in full force and effect and embodies the complete understanding between the parties thereto with respect to the subject matter thereof. Except as expressly set forth on Schedule 2.1E, (i) there exists no material default or claim hereof by any party to any Material Contract, (ii) there are no facts or conditions which, if continued or noticed, would result in a default under any Material Contract, (iii) Seller has not received any notice that any person intends to cancel, modify or terminate any Material Contract, or to exercise or not to exercise any options thereunder, (iv) Seller has not given any notice of cancellation, modification or termination of any Material Contract or of exercise or non-exercise of any options thereunder, (v) each Material Contract is a valid and binding agreement enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting creditors’ rights generally and to general equity principles (whether such enforceability is considered in a proceeding at law or in equity), and (vi) no consent or approval of the other parties to any Material Contract or any person pursuant to any Material Contract is required for the consummation of the transactions contemplated herein except as set forth on said Schedule, all of which have been obtained and are in full force and effect.

(b) No purchase or sale commitments by Seller are in excess of the normal, ordinary and usual requirements of the Business; Seller has no outstanding power of attorney to any person, firm or corporation for any purpose whatsoever; and Seller is not restricted by agreement from carrying on the Business in the states of Virginia and West Virginia.

(c) With the exception of this Agreement, Seller has not made any contract or agreement or granted any option to sell or otherwise transfer all or a significant part of the capital stock or Assets of Seller.

(d) The Customer Deposits (as defined in Section 3.1(x)) are all amounts owed to customers of Seller as a result of amounts held by Seller as a customer deposit.

6.13 Insurance. Schedule 6.13 hereto contains a list of all policies of insurance and bonds of any type presently in force (including without limitation all occurrence based policies which provide coverage for events occurring in any of the five years prior to the date hereof) with respect to the Business, including, without limitation, those covering product liability claims and the Assets and operations. Such policies and bonds provide coverage in such amounts, and against such losses and risks, as are maintained by comparable businesses exercising prudent business practices to provide for the protection of the Business and Assets.

6.14 Tax Returns and Tax Audits.

(a) Seller has filed with all appropriate governmental agencies all Tax or information returns and Tax reports required to be filed. All such returns and reports as are based on income have been prepared on the same basis as those of previous years; and all federal, state, foreign and local income, profits, franchise, sales, use, occupation, property, excise, ad valorem, employment or other taxes (“Tax” or “Taxes”) of Seller, and all interest, penalties, assessments or deficiencies claimed to be due by any such taxing authority with respect to the foregoing have been fully paid.

(b) Seller has made adequate accruals for the payment of all Taxes payable in respect of the period subsequent to the last period for which such taxes were paid, and Seller has no liability for such taxes in excess of the amounts so paid or accruals so made.

(c) Seller is not a party to any pending action or proceeding, nor is any action or proceeding threatened or contemplated by any governmental authority for assessment or collection of Taxes or any other governmental charges, and no claim for assessment or collection of Taxes or any other governmental charges has been asserted against Seller, nor is the assertion of any such claim pending.

6.15 Books and Records. The books and records of Seller with respect to the Business (i) are true, complete and correct in all material respects, (ii) have been maintained in accordance with good business practices, and (iii) stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the Assets by Seller.

6.16 Substantial Customers and Suppliers. Schedule 6.16 hereto sets forth a true and complete list of the 10 largest suppliers to the Business (on the basis of cost) of propane purchased during the twelve months ended September 30, 2002 and 2003, as well as the dollar amounts of such propane purchased during such year. Schedule 6.16 hereto also sets forth a true and complete list of the 10 largest customers of the Business (in terms of sales) during the twelve months ended September 30, 2002 and 2003. Except to the extent set forth in Schedule 6.16, since March 31, 2004, and except for fluctuations in the normal course of business, no such supplier or customer has ceased or reduced its sales to or purchases from Seller, or given notice of an intention to cease or reduce such sales or purchases.

6.17 No Litigation, Adverse Events or Violations. Except as set forth in Schedule 6.17, there is no action, suit, claim or legal, administrative, arbitration, condemnation or other proceeding or governmental investigation or examination or any change in any zoning or building ordinance affecting any of the Assets, pending or threatened or injunction or orders entered, pending or threatened against Seller or any business, properties or assets of Seller, at law or in equity, before or by any federal, state, municipal or other governmental department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, to restrain or prohibit the consummation of the transactions contemplated hereby or which, if determined adversely, is reasonably likely to result in (i) an adverse effect on the Assets or the Business, taken as a whole or (ii) materially and adversely affect the consummation of the transactions contemplated by this Agreement. Seller is not currently in violation of, any applicable federal, state, local or foreign law, ordinance (including any zoning or building ordinance), regulation, order, requirement, statute, rule, permit, concession, grant, franchise, license or other governmental authorization relating or applicable to it, to any of the Assets or the Business.

6.18 Employee Benefit Plans; Labor Matters.

(a) Schedule 6.18 sets forth a true and complete list of any and all Benefit Plans. With respect to the Benefit Plans, individually and in the aggregate, Seller has made available to Buyer, a true and correct copy of (i) the most recent annual report (Form 5500) filed with the IRS, if any, (ii) such Benefit Plan, (iii) any summary plan description relating to such Benefit Plan and (iv) each trust agreement and group annuity contract, if any, relating to such Benefit Plan.

(b) All contributions to and payments under any Benefit Plan required in respect of periods ending on or before the Closing Date have been made by Seller before the Closing Date.

(c) Seller is not a party to any collective bargaining or other labor union contract. There is no pending or threatened, union organizational effort, labor dispute, strike or work stoppage relating to employees of Seller and none has occurred within the immediately preceding five (5)-year period.

(d) There are no written or oral employment agreements, employment contracts or understandings relating to employment (other than ordinary course arrangements for “at-will” employment) to which Seller is a party (excluding any such agreements, contracts or understandings listed in Schedule 6.18 hereto).

(e) Except as listed in Schedule 6.18 hereto, the consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or increase in compensation, benefits or rights or otherwise) becoming due from Seller to any of its employees, former employees, directors or former directors, nor accelerate the timing of any payment or the vesting of any rights or increase the amount of any compensation due to any such person.

6.19 Business Names. Seller does not conduct business under any names other than those listed in Schedule 6.19.

6.20 Brokers and Finders. No broker or finder has acted for Seller in connection with this Agreement and the transactions contemplated hereby; and no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on any agreement, arrangement or understanding made by Seller.

6.21 Environmental. Except as set forth on Schedule 6.21:

(a) There has not been, as of the date hereof, any Release or threat of a Release of any Hazardous Substances or oil, gasoline or other petroleum related products on, about or into any of the Real Property.

(b) The Real Property and the use thereof is in material compliance with and Seller is in compliance with all applicable laws, statutes, ordinances, rules and regulations of any governmental or quasi-governmental authority (federal, state or local) relating to environmental protection, underground storage tanks, toxic waste, hazardous waste, oil or hazardous substance handling, treatment, storage, disposal or transportation, or arranging therefor, respecting any products or materials previously or now located, delivered to or in transit to or from the Real Property, including without limitation the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, and the Superfund Amendments and Reauthorization Act of 1986.

(c) The past disposal practices relating to Hazardous Substances of Seller generated at the Real Property has been accomplished in accordance with all applicable laws, rules, regulations and ordinances applicable at that time.

(d) Seller has not been notified of any potential liability of Seller with respect to the clean-up of any waste disposal site or facility associated with Hazardous Substances generated at the Real Property.

(e) Seller has not received any notification of Releases of Hazardous Substances or oil with respect to the Real Property from any governmental or quasi-governmental agency.

6.22 Disclosure. None of the financial statements referred to in Section 6.8 above, or any representation or warranty or other provision contained herein, or in any document, schedule or certificate delivered or to be delivered to Buyer in connection with this Agreement or the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not misleading.

ARTICLE 7. REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer’s representations and warranties set forth in this Article 7 are qualified in their entirety by Buyer’s Knowledge (other than the representations and warranties set forth in Sections 7.1 and 7.2, as to which there is no such qualification). Subject to the foregoing, Buyer represents and warrants to Seller and Shareholder as of the Closing Date, as follows:

7.1 Organization; Documentation. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the power and authority and all licenses, authorizations, permits, consents and approvals required to own, license or lease and operate its properties and to conduct its business as presently conducted by it. Buyer is qualified to do business and is in good standing under the laws of the Commonwealth of Virginia.

7.2 Authority; Binding Effect. Buyer has the power and authority to execute and deliver this Agreement and all other agreements contemplated hereby to be entered into by it, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and all other agreements and documents contemplated hereby to be entered into by it and the performance by Buyer of all obligations on its part to be performed hereunder and thereunder have been duly approved by all necessary action by Buyer. This Agreement constitutes, and when duly executed and delivered by Buyer, all other agreements contemplated hereby to be entered into by it will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer, in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally and to general equity principles (whether such enforceability is considered in a proceeding at law or in equity).

7.3 No Creation of Violation, Default, Breach or Encumbrance. The execution, delivery and performance by Buyer of this Agreement does not (i) conflict with or violate any provision of the Organizational Documents of Buyer; (ii) require the consent of any person or entity or result in the breach of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any contract, agreement, lease, license, mortgage, indenture, note or other instrument or obligation to which Buyer is a party, which could adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement; or (iii) violate (A) any statute, rule or regulation to which Buyer is subject or (B) any order, writ, injunction, decree, judgment or ruling of any court, administrative agency or governmental body to which Buyer is subject.

7.4 Brokers and Finders. No broker or finder has acted for Buyer in connection with this Agreement and the transactions contemplated hereby; and no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on any agreement, arrangement or understanding made by Buyer.

7.5 No Adverse Action. There is no action, suit, claim or legal, administrative, arbitration or other proceeding or governmental investigation or examination pending or threatened or injunctions or orders entered, pending or threatened against Buyer or its business, property or assets, at law or in equity, before or by any federal, state, municipal or other governmental department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, to restrain or prohibit the consummation of the transactions contemplated hereby or to obtain damages which if decided adversely would adversely affect the ability of Buyer to consummate the transactions provided for in this Agreement.

7.6 Approvals, Licenses and Authorizations. No (i) order, license, consent, waiver, authorization or approval of, or (ii) giving of notice to, or (iii) registration with or the taking of any other action in respect of, any Person not a party to this Agreement; and no filing, recording, publication or registration in any public office or any other place in each case is now, or under existing law in the future will be, necessary on behalf of Buyer to authorize either the execution, delivery and performance by Buyer of this Agreement or any other agreement, document or instrument contemplated hereby to be executed and delivered by it, or for the legality, validity, binding effect or enforceability with respect to Buyer of any of the foregoing.

ARTICLE 8. COVENANTS OF THE PARTIES

8.1 Further Assurances. Seller shall execute and deliver or cause to be executed and delivered to Buyer such further instruments of transfer, assignment and conveyance and take such other action as Buyer may reasonably require to more effectively carry out the transfer of the Assets and Business to Buyer and the consummation of the matters contemplated by this Agreement and to place Buyer in legal ownership of the Assets.

8.2 Compliance. Seller, Shareholder and Buyer each agrees to cooperate reasonably with the other parties hereto in obtaining any and all consents, waivers, amendments, modifications, approvals, authorizations, notations and licenses necessary to the consummation of the transactions contemplated by this Agreement and that have not already been obtained.

8.3 Delivery of Corporate Documents. At or prior to the Closing, Seller shall deliver to Buyer all keys to any improvements located on any of the Real Property, all Documents and Other Papers related to the operation of the Business or the Assets, including without limitation all files relating to the receivables and payables (whether current or past), and hard copies of any books or records or Documents and Other Papers or information and data relating to the operation of the Business or the Assets stored on any electronic media, including computers. After the Closing Date, Buyer shall, upon reasonable prior notice, afford to Seller reasonable access, during normal business hours, to any such Documents and Other Papers that Buyer retains relating to periods prior to the Closing for legitimate business purposes (including, without limitation, to facilitate the closing of Seller’s books with respect to the Business, to prepare Seller’s tax returns, to prepare reports required by any governmental agency, and to investigate and dispose of any claims relating to the Retained Liabilities).

8.4 Bulk Transfer Law. The parties hereto each waives compliance by the others with the provisions of any statute of any state or jurisdiction regulating bulk sales or transfers which may be applicable to the sale of the Assets. Seller hereby agrees to indemnify and hold Buyer and its members, officers, employees, agents, representatives, successors and assigns harmless from and against any and all losses, claims, damages, expenses and liabilities (including reasonable legal fees and expense) to which Buyer may become subject pursuant to any such bulk transfer or sale statute with regard to the sale of the Assets contemplated by this Agreement.

8.5 Employee Matters.

(a) Schedule 8.5 sets forth a list of all salaried and hourly employees employed by Seller and such employees’ current compensation. Buyer has no obligation to offer employment to any employee, but Buyer has notified Seller of the identity of each employee of Seller employed in the Business to whom Buyer intends to offer employment. Buyer shall have no liability for any salary or benefits accrued prior to the Closing Date.

(b) COBRA. Seller shall be solely responsible for any obligations under the Consolidated Omnibus Budget Reconciliation Act, as amended, and the Tax Reform Act of 1986, with respect to employees of Seller (whether salary, hourly or otherwise) who are not employed by Buyer.

(c) Employment-Related Claims. Seller assumes all liability, costs and expenses (including reasonable attorneys’ fees) for all employment claims which have been filed, or hereafter are filed, by any employee or former employee of Seller relating to arbitrations, unfair labor practice charges, employment discrimination charges, lawsuits, any employment-related tort claim or other claims or charges arising as a result of actions or events or series of actions or events to the extent occurring prior to the Closing Date. No such claims have been filed as of the date hereof.

ARTICLE 9. CONDITIONS TO BUYER’S OBLIGATION TO CONSUMMATE THE TRANSACTION

Each and every obligation of Buyer to be performed at or before the Closing hereunder is subject, at the Buyer’s election, to the satisfaction on or prior to the Closing Date of the conditions set forth below.

9.1 Compliance with Agreement. Seller and Shareholder shall have performed all of their respective obligations and agreements, and complied with all covenants, warranties and conditions contained in this Agreement which are required to be performed or complied with by such party on or prior to the Closing Date.

9.2 Corporate Authorization. Buyer shall have received a copy of (a) the Articles of Incorporation of Seller, as in effect on the Closing Date, (b) the Bylaws of Seller, as in effect on the Closing Date, (c) the resolutions of the directors and shareholders of Seller, certified as of the Closing Date by the secretary or assistant secretary thereof, duly authorizing the execution, delivery and performance by Seller of this Agreement and each other agreement and instrument contemplated hereby, together with an incumbency certificate as to the persons authorized to execute and deliver such documents and instruments on its behalf.

9.3 Opinion of Counsel. Buyer shall have been furnished with the opinion of Woods Rogers PLC, counsel to Seller and Shareholder, dated the Closing Date and addressed to Buyer, substantially in the form set forth in Exhibit C hereto.

9.4 Good Standing. Seller shall have delivered to Buyer a certificate issued by the appropriate governmental authority evidencing the good standing of Seller as of a date or dates not more than five (5) days prior to the Closing Date as a corporation of the state in which it was organized.

9.5 Noncompetition, Services and Temporary License and Lease Agreements.

(a) Seller and Shareholder shall have executed and delivered to Buyer a Noncompetition Agreement in the form attached hereto as Exhibit A.

(b) Seller and Shareholder shall have executed and delivered to Buyer a Services and Temporary License Agreement in the form attached hereto as Exhibit B.

(c) Seller shall have executed and delivered to Buyer a Lease Agreement in the form attached hereto as Exhibit E with respect to each parcel of the Real Property described on Schedule 2.1A hereto.

(d) Seller shall have executed and delivered to Buyer an Assignment and Assumption Agreement in the form attached hereto as Exhibit F.

9.6 Receipt. Seller shall have duly executed and delivered to Buyer an instrument acknowledging payment of the sums required to be paid on the Closing Date as specified in Section 4.3 above.

9.7 Instruments of Transfer. Seller shall have executed and delivered to Buyer such bills of sale, assignments and other instruments of transfer and conveyance (in form and substance reasonably satisfactory to counsel for Buyer) as shall be necessary or desirable to vest in Buyer all the right, title and interest in and to the Assets.

9.8 Use of Names. Seller shall have taken all necessary corporate actions, including obtaining all necessary Board and shareholder approvals, and shall have executed and delivered to Buyer Certificate of Amendment and other appropriate documentation, all of which is required to change Seller’s corporate name to one that does not include the following phrase: “Highland Propane.”

9.9 U.C.C. Search. Buyer shall have received Uniform Commercial Code search reports (state and local, personal property and fixture) with respect to Seller and any name under which Seller is doing business, for all counties and states in which Seller has any real or personal property or otherwise maintains a place of business or in which Seller’s assets are located shall be provided to Buyer by Seller, and Seller shall have arranged for all Liens on the Assets that are reflected in such search reports to have been released as of the Closing Date.

ARTICLE 10. CONDITIONS TO OBLIGATIONS OF SELLER AND SHAREHOLDER TO CONSUMMATE THE TRANSACTION

Each and every obligation of Seller and Shareholder to be performed at or before the Closing hereunder is subject, at such party’s election, to the satisfaction on or prior to the Closing Date of the conditions set forth below.

10.1 Compliance With Agreement. Buyer shall have performed all of its obligations and agreements and complied with all covenants, warranties and conditions contained in this Agreement which are required to be performed or complied with by Buyer on or prior to the Closing Date.

10.2 Opinion of Counsel. Seller shall have been furnished with the opinion of Laura Ozenberger, vice president and general counsel to Buyer, dated the Closing Date and addressed to Seller, substantially in the form set forth in Exhibit D hereto.

10.3 Noncompetition, Services and Temporary License and Lease Agreements.

(a) Buyer shall have executed and delivered to Seller and Shareholder a Noncompetition Agreement in the form attached hereto as Exhibit A.

(b) Buyer shall have executed and delivered to Seller a Services and Temporary License Agreement in the form attached hereto as Exhibit B.

(c) Buyer shall have executed and delivered to Seller a Lease Agreement in the form attached hereto as Exhibit E with respect to each parcel of the Real Property described on Schedule 2.1A hereto.

10.4 Assumption Agreement. Buyer shall have executed and delivered to Seller an Assignment and Assumption Agreement in the form attached hereto as Exhibit F.

10.5 Receipt of Payment. Seller shall have received payment of the sums required to be paid by Buyer on the Closing Date as specified in Section 4.3 above.

ARTICLE 11. INDEMNIFICATION

The provisions of this Article 11 set forth the indemnification obligations of the parties, but are subject in their entirety to the provisions of Article 12 of this Agreement.

11.1 Seller’s and Shareholder’s Indemnity.

(a) Seller and Shareholder, from and after the Closing Date, jointly and severally agree to, indemnify and hold Buyer and its members, directors, officers, agents, employees, representatives, successors and assigns, harmless from and against any and all damage, loss, cost, obligation, claims, demands, assessments, judgments or liability (whether based on contract, tort, product liability, strict liability or otherwise), including taxes, and all expenses (including interest, penalties and attorneys’ and accountants’ fees and disbursements) (collectively “Damages”) incurred in litigation or otherwise, and any investigation relating thereto, by any of the above-named persons, directly or indirectly, resulting from or in connection with:

(i) Any failure of a representation, breach of warranty or failure to perform any covenant or agreement made or undertaken by Seller or Shareholder in this Agreement or in any other agreement, certificate, schedule, exhibit or writing delivered to Buyer pursuant to this Agreement;

(ii) The Retained Liabilities;

(iii) All debts, obligations, expenses and liabilities and costs incurred arising out of or in connection with any transaction or series of transactions, any facts or series of facts existing, or any events or series of events all or a portion of which occurred on or prior to the Closing Date; and

(iv) Any action, suit, proceeding or claim incident to any of the foregoing.

(b) Seller and Shareholder each hereby acknowledges and agrees that should Seller or Shareholder make any claim or institute any actions, suits or proceedings with respect to the validity of this indemnification provision and fail to prevail in any such action, suit or proceeding, such party shall be responsible for all Damages incurred by Buyer in connection therewith.

11.2 Buyer’s Indemnity.

(a) Buyer, from and after the Closing Date, shall indemnify and hold Seller and Shareholder harmless from and against any Damages incurred by Seller and/or Shareholder resulting from or in connection with:

(i) Any failure of a representation, breach of warranty or failure to perform any covenant or agreement made or undertaken by Buyer in this Agreement or in any other agreement, certificates, schedule, exhibit or writing delivered by Buyer to Seller or Shareholder pursuant to this Agreement;

(ii) The Assumed Liabilities; and

(iii) Any action, suit, proceeding or claim incident to any of the foregoing.

(b) Buyer hereby acknowledges and agrees that should Buyer make any claim or institute any actions, suits or proceedings with respect to the validity of this indemnification provision and fail to prevail in any such action, suit or proceeding, Buyer shall be responsible for all Damages incurred by Seller and Shareholder in connection therewith.

11.3 Special Hazardous Substances Indemnity. Seller and Shareholder each hereby covenants and agrees to indemnify, protect and hold harmless Buyer and its members, officers, agents, employees, representatives, successors and assigns from and against any and all Damages (including without limitation reimbursement of clean-up costs) directly or indirectly arising from or as a result of (a) claims, actions or causes of action, including, without limitation, those involving toxic torts and those seeking reimbursement of clean-up costs, which arise out of the handling, treatment, storage, disposal or transportation or arranging therefor, by Seller of any pollutant, contaminant or hazardous substance or toxic substance (including, without limitation, any constituent thereof) and which handling, treatment, storage, disposal or transportation or arrangement therefor occurred or began, in whole or in part, on or prior to the Closing Date, even though such claim, action or cause of action may be made or filed after the Closing Date, (b) Seller, by contract, agreement or otherwise, prior to the Closing, arranging for disposal or treatment, or arranging with a transporter for transport for disposal or treatment of any Hazardous Substance at any facility owned or operated by another person or entity, (c) Seller accepting, prior to the Closing, any Hazardous Substance for transport to disposal or treatment facilities or sites selected by Seller, (d) any Release or threat of a Release, actual or alleged, of Hazardous Substances or oil, gasoline or other petroleum related products upon, about or into the Real Property, or respecting any products or materials prior to the Closing located upon, delivered to or in transit to or from the Real Property, whether or not such Release or threat of a Release occurs as the result of the negligence or misconduct of Seller or any third party or otherwise, or (e) any violation by Seller, actual or alleged, of or any other liability of Seller under or in connection with any law, statute, ordinance, rule or regulation of any governmental or quasi-governmental authority relating to environmental protection or environmental matters, specifically including without limitation the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, and the Superfund Amendments and Reauthorization Act of 1986, provided such violation occurs, or events or conditions leading to such other liability occur or exist, prior to the Closing.

11.4 Procedure. All claims for indemnification by a party under this Article 11 (the party claiming indemnification and the party against whom such claims are asserted being hereinafter called the “Indemnified Party” and the “Indemnifying Party,” respectively) shall be asserted and resolved as follows:

(a) In the event that any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party hereunder is asserted against or sought to be collected from such Indemnified Party by a third party, such Indemnified Party shall with reasonable promptness give notice (the “Claim Notice”) to the Indemnifying Party of such claim or demand, specifying the nature of and specific basis for such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim and demand). The Indemnifying Party shall not be obligated to indemnify the Indemnified Party under this Agreement with respect to any such claim or demand if the Indemnified Party fails to notify the Indemnifying Party thereof in accordance with the provisions of this Agreement, and, as a result of such failure, the Indemnifying Party’s ability to defend against the claim or demand is materially prejudiced. The Indemnifying Party shall have ten (10) days from the delivery or mailing of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (i) whether or not it disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such claim or demand, and (ii) whether or not it desires, at the cost and expense of the Indemnifying Party, to defend the Indemnified Party against such claim or demand; provided, however, that any Indemnified Party is hereby authorized, but is not obligated, prior to and during the Notice Period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party. If the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such claim or demand, the Indemnifying Party shall, subject to the last sentence of this paragraph, have the right to control the defense against the claim by all appropriate proceedings and any settlement negotiations, provided that to the satisfaction of the Indemnified Party, the Indemnifying Party shall secure the Indemnified Party against such contested claims by posting a bond or otherwise. If the Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense. If the Indemnifying Party fails to respond to the Indemnified Party within the Notice Period, elects not to defend the Indemnified Party, or after electing to defend fails to commence or reasonably pursue such defense, then the Indemnified Party shall have the right, but not the obligation, to undertake or continue the defense of, and to compromise or settle (exercising reasonable business judgment), the claim or other matter all on behalf, for the account and at the risk of the Indemnifying Party. Notwithstanding the foregoing, if the basis of the proceeding relates to a condition of operations which existed or were conducted both prior to and after the Closing Date or if the Indemnified Party would be otherwise adversely affected as a result of any adverse decision of such proceeding, each party shall have the same right to participate at its own expense and at its own risk in the proceeding without either party having the right of control.

(b) If requested by the Indemnifying Party, the Indemnified Party agrees, at the Indemnifying Party’s expense, to cooperate with the Indemnifying Party and its counsel in contesting any claim or demand which the Indemnifying Party elects to contest, or, if appropriate and related to the claim in question, in making any counterclaim against the person asserting the third party claim or demand, or any cross-complaint against any person. No claim as to which indemnification is sought under this Agreement may be settled without the consent of the Indemnifying Party.

(c) If any Indemnified Party should have a claim against the Indemnifying Party hereunder which does not involve a claim or demand being asserted against or sought to be collected from it by a third party, the Indemnified Party shall send a Claim Notice with respect to such claim to the Indemnifying Party. If the Indemnifying Party disputes such claim, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction. The Indemnifying Party shall not be obligated to indemnify the Indemnified Party under this Agreement with respect to any such claim or demand if the Indemnified Party fails to notify the Indemnifying Party thereof in accordance with the provisions of this Agreement, and, as a result of such failure, the Indemnifying Party’s ability to defend against the claim or demand is materially prejudiced.

11.5 Costs. If any legal action or other proceeding is brought for the enforcement or interpretation of any of the rights or provisions of this Agreement (including the indemnification provision), or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and all other costs and expenses incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

ARTICLE 12. SURVIVAL OF COVENANTS, AGREEMENTS, REPRESENTATIONS

AND WARRANTIES; AND LIMITATIONS AND MISCELLANEOUS PROVISIONS

REGARDING INDEMNIFICATION

12.1 Survival of Representations and Warranties. All representations, warranties, covenants, indemnities, and agreements made by the parties each to the other in this Agreement or pursuant hereto in any certificate, instrument or document shall (i) survive the Closing Date but (ii) expire on the second anniversary of the Closing Date; provided, however, that (a) representations, warranties, covenants and agreements relating to taxes shall survive the Closing Date for the period of the applicable statute of limitations; (b) representations, warranties, covenants and agreements relating to Seller’s ownership of the Assets and the respective responsibilities of the parties under Article 5 for the Retained Liabilities and the Assumed Liabilities shall survive the Closing Date for the period of the applicable statute of limitations; and (c) any indemnification claim asserted during the applicable survival period shall continue in effect with respect to such claim until such claim shall have been finally resolved or settled. Prior to the expiration of the representations, warranties, covenants and agreements, they may be fully and completely relied upon by Buyer and by Seller and Shareholder, as the case may be, notwithstanding any investigation made by such party or on behalf of any of them, and shall not be deemed merged into any instruments or agreements delivered at Closing.

12.2 Limitations on Indemnification.

(a) Notwithstanding anything to the contrary in this Agreement, (i) Seller’s and Shareholder’s aggregate liability under this Agreement, including without limitation liability to Buyer under any indemnity provision hereunder, shall not exceed Three Million Dollars ($3,000,000), and (ii) Seller and Shareholder shall not be liable under this Agreement unless and until (and then only to the extent that) the Damages claimed by Buyer exceed One Hundred Thousand Dollars ($100,000); provided, however, that (x) the limitations in this Section 12.2(a) shall not apply to any breach of Seller’s obligations in Sections 4.4(a), 4.5, 8.4, 8.5 hereof, Seller’s obligations with respect to the Retained Liabilities listed in paragraphs (a), (b) and (c) of Article 5 hereof, and Seller’s obligations in Article 13 hereof, and (y) neither Seller nor Shareholder shall have any liability to Buyer under Article 11 of this Agreement for any Damages arising from any Release or any Hazardous Substances in connection with any parcel of Real Property purchased by Buyer pursuant to Article 15 if (I) Buyer had actual knowledge of such Release or Hazardous Substance prior to consummating the purchase of such parcel of Real Property and (II) Buyer and Seller have not otherwise agreed in writing with respect to the responsibility and liability for such Release or Hazardous Substance prior to consummating such purchase.

(b) Notwithstanding anything to the contrary in this Agreement, (i) Buyer’s aggregate liability to Seller or Shareholder under this Agreement, including without limitation liability under any indemnity provision hereunder, shall not exceed Three Million Dollars ($3,000,000), and (ii) Buyer shall not be liable under this Agreement unless and until (and then only to the extent that) the Damages claimed by Seller or Shareholder exceed One Hundred Thousand Dollars ($100,000); provided, however, that the limitations in this Section 12.2(b) shall not apply to any breach of Buyer’s obligations with respect to payment of the Purchase Price, Buyer’s obligations in Section 4.4(b) hereof, Buyer’s obligations with respect to the Assumed Liabilities, and Buyer’s obligations in Article 13 hereof.

12.3 Treatment of Indemnity Payments. Any payments made by Seller, Shareholder or Buyer pursuant to the indemnification provisions set forth in Article 11 shall be treated as an adjustment to the Purchase Price for tax purposes.

12.4 Taxes and Insurance. The amount of any liability as to which indemnification exists under the provisions of Article 11 shall be measured taking into account (i) any income tax savings actually realized (or incurred) that affect the overall economic impact of the Damages to the indemnified party and (ii) any insurance proceeds actually realized and any adverse insurance consequences incurred (such as premium adjustments) that affect the overall economic impact of the Damages to the party seeking indemnification.

ARTICLE 13. EXPENSES

Except as otherwise set forth herein, each party agrees to pay, without right of reimbursement from any other, the costs incurred by such party incident to the preparation and execution of this Agreement and performance of their respective obligations hereunder, including, without limitation, the fees and disbursements of legal counsel, accountants and consultants employed by the respective parties in connection with the transactions contemplated by this Agreement.

ARTICLE 14. MISCELLANEOUS

14.1 Notices. Any notice, request, consent or communication under this Agreement shall be effective only if it is in writing and personally delivered or sent by certified mail, return receipt requested, postage prepaid, by a nationally recognized overnight delivery service, with delivery confirmed, addressed as follows:

If to Seller and/or Shareholder:	If to Buyer:

RGC Resources, Inc. 519 Kimball Avenue, NE P.O. Box 13007 Roanoke, Virginia 24030-3007 Attn: Mr. John B. Williamson III	Inergy Propane, LLC Two Brush Creek Blvd., Suite 200 Kansas City, Missouri 64112 Attn: Laura Ozenberger

or such other persons and/or addresses as shall be furnished in writing by any party to the other party, and shall be deemed to have been given only upon its delivery in accordance with this Section 14.1.

14.2 Parties in Interest and Assignment.

(a) This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and assigns. Except as expressly provided herein, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies or obligations or liabilities under or by reason of this Agreement.

(b) Except as provided in Section 14.2(c) hereof, neither this Agreement nor any of the rights or duties of any party hereto may be transferred or assigned to any Person except by a written agreement executed by all of the parties hereto.

(c) Notwithstanding the above, Buyer may transfer and assign all or any portion of its rights under this Agreement in connection with any merger, consolidation or conversion of Buyer or any sale of all or substantially all of the assets of Buyer.

14.3 Modification. This Agreement may not be amended or modified except by a writing signed by an authorized representative of the party against whom enforcement of the change is sought. No waiver of the performance or breach of, or default under, any condition or obligation hereof shall be deemed to be a waiver of any other performance, or breach of, or default under the same or any other condition or obligation of this Agreement.

14.4 Waiver. Each party hereto may, by written notice to the other party hereto: (a) extend the time for the performance of any of the obligations or other actions of such other party under this Agreement; (b) waive any inaccuracies in the representations or warranties of such other party contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance by such other party with any of the conditions or covenants of the other contained in this Agreement; or (d) waive or modify performance of any of the obligations of such other party under this Agreement.

14.5 Entire Agreement. This Agreement and the Exhibits and Schedules embody the entire agreement between the parties hereto and there are no agreements, representations or warranties between the parties other than those set forth or provided herein. All Exhibits and Schedules called for by this Agreement and delivered to the parties shall be considered a part hereof with the same force and effect as if the same had been specifically set forth in this Agreement.

14.6 Execution in Multiple Originals. This Agreement may be executed in multiple originals, each of which shall be deemed an original but all of which together shall constitute but one and the same instrument.

14.7 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14.8 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

14.9 Governing Law. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Virginia (excluding application of its principles of conflict of laws) applicable to agreements made and to be performed entirely within such State, including all matters of enforcement, validity and performance.

14.10 Gender. Masculine pronouns used in this Agreement shall be construed to include feminine and neuter pronouns, and words in the singular shall include the plural, unless the context otherwise requires.

14.11 Exhibits and Schedules. All of the Exhibits and Schedules attached hereto are incorporated herein and made a part of this Agreement by this reference thereto. The disclosure of information in any Schedule shall be deemed to be disclosed in all other Schedules, as applicable, and shall qualify any other sections or subsections of this Agreement.

ARTICLE 15. PURCHASE AND SALE OF REAL PROPERTY

15.1 Real Property. Subject to the terms and conditions hereof and subject to the representations and warranties made herein, at the closing for the Real Property, Buyer shall purchase from Seller, and Seller shall validly sell, assign, transfer, grant, bargain, deliver and convey to Buyer, the Real Property described on Schedule 2.1A hereto. The closing for the Real Property shall take place as soon as practical following satisfaction of the conditions set forth on Sections 15.4, 15.5 and 15.6 hereof; provided, however, Buyer and Seller may agree to close with respect to one or more parcels of the Real Property on different dates.

15.2 Purchase Price for Real Property. The aggregate purchase price (the “Real Property Price”) for the Real Property is Seven Hundred Fifty Thousand Dollars ($750,000) (allocated among the parcels of Real Property purchased by Buyer as provided on Schedule 2.1A hereto), minus an amount equal to the taxes and assessments with respect to the Real Property that are required to be paid by Buyer subsequent to the closing date for the Real Property, which taxes and assessments relate, in whole or in part, to periods prior to such closing date. In the event the amount of any such tax or assessment cannot be ascertained as of the closing date for the Real Property, proration shall be made on the basis of such amount for the preceding year and to the extent that such amount may be inaccurate Seller and Buyer agree to make such payments to the other after the tax statements have been received which are necessary to allocate such taxes and assessments properly between Seller and Buyer on a pro rata basis as of such closing date.

15.3 Payment for Real Property; Taxes and Recording Fees.

(a) Subject to the terms and conditions of this Agreement, Buyer shall make payment to Seller in cash of the Real Property Price for each parcel of Real Property being purchased by Buyer upon satisfaction of the conditions set forth in Sections 15.4, 15.5 and 15.6 hereof with respect to such parcel.

(b) All property taxes and special assessments payable in respect of any of the Real Property transferred in connection with the transactions contemplated hereby shall be prorated between the parties on the basis of the actual days elapsed between the commencement of the tax year in which the closing date for the applicable parcel of Real Property occurs and such closing date, based on a 365-day year.

(c) Subject to closing of the sale of any parcel of the Real Property, Seller shall be responsible for and agrees to pay the grantor’s tax with respect to such parcel of Real Property.

(d) Subject to closing of the sale of any parcel of the Real Property, Buyer shall be responsible for and agrees to pay the grantee’s tax and recording fees with respect to such parcel of Real Property.

15.4 Title Insurance. Seller has ordered commitments for title insurance (collectively, the “Title Commitment”) relating to the Real Property from the Title Company, and either has forwarded such commitments to Buyer, or upon receipt will forward such commitments to Buyer. As to those parcels which Buyer elects to purchase, Seller shall have caused to be issued and delivered to Buyer, at Seller’s expense, policies of title insurance (each, a “Title Policy” and collectively, the “Title Policy”) respecting the Real Property and conforming to the following specifications:

(a) The form of the policy shall be ALTA Owner’s Policy Form B 1970 (amended 10/17/70), if available, otherwise the current approved form with an endorsement to delete any exclusion for creditor’s rights;

(b) The policy shall be issued by the Title Company;

(c) The insured shall be Buyer;

(d) The aggregate coverage amount of the Title Policy shall be in the amount of the Real Property Price;

(e) Each Title Policy shall be dated concurrent with or subsequent to the closing date for the parcel of Real Property to which such Title Policy relates;

(f) There shall be no exceptions to coverage other than the exceptions with respect to the matters referred to in clauses (B) and (C) below if Buyer does not request Seller to provide a Survey (as defined below). Without limiting the generality of the foregoing provisions hereof, the Title Policy shall not contain any exceptions with respect to:

(A) Rights or claims of parties in possession;

(B) Encroachments, overlaps, boundary line disputes or any other matters which would be disclosed by an accurate survey and inspection (except under the circumstances referred to in clause (f) above);

(C) Easements or claims of easements not shown by the public records (except under the circumstances referred to in clause (f) above);

(D) Any lien, or right to a lien, for services, labor or materials heretofore or hereafter furnished; and

(E) Any other exceptions which may be designated or included as standard exceptions in the area where the Real Property is located; and

In addition to the foregoing, if Buyer shall so request, Seller shall have delivered to Buyer a current “as built” ALTA Land Survey of the Real Property, prepared at Seller’s expense, which shall be, together with such additional certifications as may be required (and provided at Seller’s cost), sufficient for the Title Company to issue its Title Policy as required by this Section (collectively, the “Survey”). Without limiting the generality of the foregoing, the Survey shall be reasonably satisfactory in form and substance to Buyer, prepared and certified to Buyer by a registered land surveyor or licensed civil engineer (registered or licensed in the state where the Real Property is located) showing (i) the boundaries and legal descriptions of such Real Property, (ii) the location of all roadways and other accessways upon, across or adjacent to such premises, (iii) the location and book and page or document number of all easements and rights-of-way affecting such real estate which are of record, visible upon inspection of such property or otherwise known to the person rendering such survey, (iv) all structures and improvements, including sidewalks, parking and paved areas, and the relation thereof to parcel boundary lines, easements and established building and set-back lines, (v) utility lines (water, sewer, gas, electric and telephone), as either above or below grade, and (vi) any encroachments by or on adjoining property. The surveyor shall locate or set bars at all corners of the surveyed property and shall reflect the same on the Survey.

15.5 Inspections of Real Property; Real Property Price Adjustment. Prior to the closing for the Real Property, Buyer and its representatives and agents may conduct such inspections and assessments of the Real Property as Buyer considers necessary or advisable, including environmental assessments of the Real Property, all to be performed at Buyer’s cost. Buyer shall notify Seller in writing if Buyer determines that (i) the environmental condition of any of the parcels of Real Property described on Schedule 2.1A is, in Buyer’s reasonable judgment as supported by reasonable documentation prepared by a qualified professional, not acceptable to Buyer, or (ii) the Survey or the Title Commitment discloses any Liens, easements, restrictions, reservations or other defects or any other matters objectionable to Buyer in its sole discretion. Thereupon, Seller shall remedy such matters as are reasonably capable of being remedied and provide evidence reasonably acceptable to Buyer reflecting that such remedy has been effected; provided, however, that in no event shall Seller be required to undertake any remedy with respect to any affected parcel (as described on Schedule 2.1A) if such remedy exceeds $10,000. If Seller is unable to effect such remedy prior to the first anniversary of the Closing Date, or if such remedy would exceed $10,000 and Seller notifies Buyer that Seller is not willing to effect such remedy prior to such first anniversary, Buyer shall, at its option, either (x) consummate the purchase of the affected parcel of Real Property without the remedy and waive its right to such remedy, or (y) exclude the affected parcel of Real Property from the purchase transaction and waive its option to purchase such affected parcel, in which case the Real Property Price shall be reduced by the amount allocated to such affected parcel on Schedule 2.1A hereto.

15.6 Deed. Seller shall have executed and delivered to Buyer such deeds and other instruments of transfer and conveyance (in form and substance reasonably satisfactory to the Title Company and counsel for Buyer) as shall be necessary or desirable to vest in Buyer all the right, title and interest in and to the Real Property being transferred.

15.7 Termination of Leases. Upon consummation of Buyer’s purchase of any parcel of the Real Property, the Lease Agreement entered into by Buyer and Seller with respect to such parcel automatically, without further action, shall terminate and be of no further force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed this Asset Purchase Agreement on the date first above written.

DIVERSIFIED ENERGY COMPANY
(d/b/a Highland Propane Company)

By	/s/ John B. Williamson, III
Name:	John B. Williamson, III
Title:	Chairman, President and CEO
“Seller”

RGC RESOURCES, INC.

By	/s/ John B. Williamson, III
Name:	John B. Williamson, III
Title:	Chairman, President and CEO
“Shareholder”

INERGY PROPANE, LLC

By	/s/ Carl A. Hughes
Name:	Carl A. Hughes
Title:	Vice President – Business Development
“Buyer”